12 South 400 West Third Floor Salt Lake City, UT 84101 Toll Free: 732.889.4300 www.investview.com

May 2, 2019

Ms. Katherine Bagley, Staff Attorney

Ms. Mara Ransom, Assistant Director

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Investview, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed April 17, 2019
File No. 333-229341

Ladies:

This letter is in response to your letter dated April 30, 2019, respecting your review of Amendment No. 5 to Registration Statement on Form S-1 filed April 17, 2019, by Investview, Inc., File No. 333-229341. Your comments are set forth below, followed by our responses.

Amendment No. 5 to Registration Statement on Form S-1

Prospectus Summary, page 2

1.	We note your disclosure elsewhere in your filing that the shares covered by the CSPA will be purchased at 85% of the lowest closing price of your common stock in the five consecutive trading days immediately preceding the delivery of a purchase notice to the Investor from you. Because the securities underlying the CSPA will be issued based on a formula tied to your market price, please disclose the following on your prospectus cover page: (1) the percentage of outstanding securities of the company the shares represent, without giving effect to the conversion or exercise of any outstanding convertible or exercisable securities; and (2) the current number of shares that the investor may sell based on the current market price and ignoring any caps on the number of shares that the investor can own at any time.

Response:	Disclosure revised.

Executive Compensation, page 28

2.	Please update your executive compensation to include the required disclosure for the year ended March 31, 2019, your last completed fiscal year. See Item 402 of Regulation S-K.

Response:	Disclosure revised.

Please let me know if you have any further questions.

Sincerely,

INVESTVIEW, INC.

/s/ William C. Kosoff
William C. Kosoff
Acting Chief Financial Officer